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FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69633

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YYY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOSTON.INNOVATION CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

9 HAMILTON PLACE, SUITE 2-B
(No. and Street)

BOSTON	MA	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LUCY PARKINSON — 617-580-5003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

RMS

OATH OR AFFIRMATION

I, LUCY PARKINSON ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BOSTON INNOVATION CAPITAL LLC , as of DECEMBER 31 , 20 18 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public

JONATHAN RIBEIRO
Notary Public
Massachusetts
My Commission Expires
Sep 21, 2023

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOSTON INNOVATION CAPITAL, LLC

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition at December 31, 2018	2
Statement of Operations for the Year Ended December 31, 2018	3
Statement of Changes in Member's Equity for the Year Ended December 31, 2018	4
Statement of Cash Flows for the Year Ended December 31, 2018	5
Notes to Financial Statements	6-8
Supplementary Information	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission at December 31, 2018	9
Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2018	9
Report of Independent Registered Public Accounting Firm - Exemption Report	10
Exemption Report	11

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Sole Member
of Boston Innovation Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Boston Innovation Capital, LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Boston Innovation Capital, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Boston Innovation Capital, LLC's management. Our responsibility is to express an opinion on Boston Innovation Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Boston Innovation Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Boston Innovation Capital, LLC's financial statements. The supplemental information is the responsibility of Boston Innovation Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, P.C.

We have served as Boston Innovation Capital, LLC's auditor since 2019.

Norwood, Massachusetts

February 15, 2019

BOSTON INNOVATION CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2018

ASSETS

ASSETS		
Cash	$	36,227
Due from related party		40,000
Other assets		4,173
TOTAL ASSETS	$	80,400

LIABILITIES AND MEMBER'S EQUITY

MEMBER'S EQUITY	$	80,400
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	80,400

The accompanying footnotes are an integral part of these financial statements.

BOSTON INNOVATION CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES		
Fee revenue	$	484,637
Interest		8
TOTAL REVENUES	$	484,645
EXPENSES		
Professional fees	$	163,990
Salaries and related		106,060
Promotional fees		61,719
Office and related		3,918
Regulatory expenses		3,377
TOTAL EXPENSES	$	339,064
Net Income	$	145,581

The accompanying notes are an integral part of these financial statements.

BOSTON INNOVATION CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

MEMBER'S EQUITY, DECEMBER 31, 2017	$	32,157
Member's Distributions		(97,338)
Net Income		145,581
MEMBER'S EQUITY, DECEMBER 31, 2018	$	80,400

The accompanying notes are an integral part of these financial statements.

BOSTON INNOVATION CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	145,581
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Due from related party		(40,000)
Other assets		10,305
NET CASH PROVIDED BY OPERATING ACTIVITIES		115,886
CASH FLOWS FROM FINANCIANG ACTIVITIES		
Member's distributions		(97,338)
NET CHANGE IN CASH		18,548
CASH, BEGINNING OF YEAR		17,679
CASH, END OF YEAR	$	36,227

For purposes of the statement of cashflows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

Boston Innovation Capital, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded on September 19, 2014 in the Commonwealth of Massachusetts and is owned 100% by LSN Holdings, LLC ("LSNH"). LSNH is a single member Delaware LLC. The firm's membership with FINRA became effective on January 22, 2016. The Company assists life science entrepreneurs and fund managers to raise capital and provides M&A advisory services.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company records fees as they are earned based on the services provided or the closing of certain securities transactions.

Adoption of New Accounting Standards: On January 1, 2018, the Company adopted, the Financial Accounting Standards Board (FASB), ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has analyzed the guidance in this new standard and has determined there will be no change in the manner the Company recognizes fees, and services. Accordingly, the Company does not expect this guidance to have a material impact on its financial or regulatory capital.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company consolidates its taxable income with LSNH. LSNH is owned by one individual who reports the income or loss passed through from LSNH on his tax return. As a result, no federal or state income taxes are provided for, as they are the responsibility of the individual member of LSNH.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard had no effect on the Company's financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2018, the Company had net capital of $36,227, which exceeded its requirement by $31,227. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2018, this ratio was 0 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 4 - Related Party Transactions

The Company has an expense sharing agreement with a related entity under common control. Under this agreement, the related party provides rent and utilities. The related party also provides the services of certain employees to the Company and pays their salaries on behalf of the Company. The Company is not required to repay these expenses. The Company also paid professional fees in the amount of $109,400 to the same entity. No amount was owed to this entity at December 31, 2018. The Company advanced $40,000 to this related entity and has a receivable from them of $40,000 at December 31, 2018.

Note 5 - Concentration

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

During the year, the Company conducted business with four major customers that accounted for 65%, 12%, 12% and 7% of revenues. There were no outstanding receivables attributable to these customers as of December 31, 2018.

Note 6 - Subsequent Events

Management has evaluated subsequent events through February 15, 2019, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

BOSTON INNOVATION CAPITAL, LLC
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2018

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Total Member's Equity	$	80,400
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		44,173
NET CAPITAL		36,227
Less: Minimum net capital requirements at 12 1/2% of aggregate indebtedness ($5,000 if higher)		5,000
EXCESS NET CAPITAL	$	31,227
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	-
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0 to 1

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2018.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To The Sole Member of
Boston Innovation Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Boston Innovation Capital, LLC identified the following provisions of 17 C.F.R. 15c3-3(k) under which Boston Innovation Capital, LLC claimed an exemption from 17 C.F.R. 240.15c3-(k)(2)(i) (exemption provisions) and (2) Boston Innovation Capital, LLC stated that Boston Innovation Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Boston Innovation Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Boston Innovation Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry Liberfarb, PC

Norwood, Massachusetts
February 15, 2019

Exemption Report
December 31, 2018

Boston Innovation Capital, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claims an exemption from 17 C.F.R. §240.15c3-3 under Section k(2)(i).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(i) for the entire period January 1, 2018 through December 31, 2018, without exception.

I, Lucy Parkinson, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Lucy Parkinson
CCO